Exhibit 99.1

CIBC Announces Second Quarter 2023 Results

Toronto, ON – May 25, 2023 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2023.

Second quarter highlights

	Q2/23	Q2/22	Q1/23	YoY Variance	QoQ Variance
Revenue	$5,702 million	$5,376 million	$5,927 million	+6%	-4%
Reported Net Income	$1,688 million	$1,523 million	$432 million	+11%	+291%
Adjusted Net Income (1)	$1,627 million	$1,652 million	$1,841 million	-2%	-12%
Adjusted pre-provision, pre-tax earnings (1)	$2,475 million	$2,343 million	$2,660 million	+6%	-7%
Reported Diluted Earnings Per Share (EPS) (2)	$1.76	$1.62	$0.39	+9%	+351%
Adjusted Diluted EPS (1)(2)	$1.70	$1.77	$1.94	-4%	-12%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.5%	14.0%	3.1%
Adjusted ROE (1)	13.9%	15.2%	15.5%
Common Equity Tier 1 (CET1) Ratio (4)	11.9%	11.7%	11.6%

“We continued to execute on our client-focused strategy, delivering solid financial results in the second quarter by leveraging the investments we’ve made in high-touch, high-growth markets and furthering our strengths in talent and technology,” said Victor G. Dodig, President and CEO, CIBC. “In a more fluid economic environment we remain well capitalized and our well-diversified business provides resilience, as we live our purpose of helping make ambitions real in the second half of the fiscal year.”

Results for the second quarter of 2023 were affected by the following items of note aggregating to a positive impact of $0.06 per share:

•	$114 million ($82 million after-tax) decrease in legal provisions (Corporate and Other); and
•	$27 million ($21 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 11.9% at April 30, 2023, compared with 11.6% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at April 30, 2023 were 4.2% and 124%, respectively.

CIBC announced an increase in its quarterly common share dividend from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.

Core business performance

Canadian Personal and Business Banking reported net income of $637 million for the second quarter, up $141 million or 28% from the second quarter a year ago, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses. Adjusted pre-provision, pre-tax earnings(1) were $1,012 million, up $50 million from the second quarter a year ago, as higher revenues primarily driven by higher net interest margin and volume growth were partially offset by higher expenses. Expenses were higher mainly due to employee-related costs.

Canadian Commercial Banking and Wealth Management reported net income of $452 million for the second quarter, down $28 million or 6% from the second quarter a year ago, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, and higher non-interest expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $663 million, up $15 million from the second quarter a year ago, primarily due to volume growth, higher net interest income from improved deposit margins, and higher fees in commercial banking. Expenses increased primarily driven by the timing of expenditures, partially offset by lower performance-based compensation.

U.S. Commercial Banking and Wealth Management reported net income of $55 million (US$40 million) for the second quarter, down $125 million (US$102 million or 72%) from the second quarter a year ago, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue and the impact of foreign currency translation. Adjusted pre-provision, pre-tax earnings(1) were $312 million (US$229 million), up $24 million (US$1 million) from the second quarter a year ago, due to higher revenue, primarily driven by volume growth and higher net interest margin, and the impact of foreign currency translation, partially offset by lower asset management fees and higher employee-related costs.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported GAAP measures to: adjusted net income on pages 3 to 7; and adjusted pre-provision, pre-tax earnings on page 8.

(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the Share Split.
(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the second quarter of 2023 available on SEDAR at www.sedar.com.

(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. The April 30, 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the second quarter of 2023 available on SEDAR at www.sedar.com.

CIBC Second Quarter 2023 News Release	1

Capital Markets reported net income of $497 million for the second quarter, down $43 million or 8% from the second quarter a year ago, primarily due to higher non-interest expenses and a provision for credit losses in the current quarter compared with a provision reversal in the prior year quarter, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were down $26 million or 4% from the second quarter a year ago, as higher revenue from our direct financial services business, corporate banking, and advisory, was offset by lower underwriting activity, lower global markets revenue and higher expenses. Expenses were up due to higher employee-related costs.

Credit quality

Provision for credit losses was $438 million, up $135 million from the same quarter last year due to an increase in the provision for credit losses on impaired loans, partially offset by a decrease in the provision for credit losses on performing loans. Provision for credit losses on performing loans was down due to a favourable change in our forward-looking indicators pertaining to the unsecured retail portfolios in Canadian Personal and Business Banking, partially offset by an unfavourable change in our economic outlook and unfavourable credit migration in U.S. Commercial Banking and Wealth Management. Provision for credit losses on impaired loans was up mainly due to higher net impairments across Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, and U.S. Commercial Banking and Wealth Management.

(1)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2	CIBC Second Quarter 2023 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2023 available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses	123	46	248	19	2	438	183
Non-interest expenses	1,274	673	354	664	175	3,140	261
Income (loss) before income taxes	883	617	46	679	(101)	2,124	33
Income taxes	246	165	(9)	182	(148)	436	(7)
Net income	637	452	55	497	47	1,688	40
Net income attributable to non-controlling interests	-	-	-	-	11	11	-
Net income attributable to equity shareholders	637	452	55	497	36	1,677	40
Diluted EPS ($)						$1.76
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(18)	$-	$(3)	$(27)	$(13)
Decrease in legal provisions	-	-	-	-	114	114	-
Impact of items of note on non-interest expenses	(6)	-	(18)	-	111	87	(13)
Total pre-tax impact of items of note on net income	6	-	18	-	(111)	(87)	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	1	6	3
Decrease in legal provisions	-	-	-	-	(32)	(32)	-
Impact of items of note on income taxes	-	-	5	-	(31)	(26)	3
Total after-tax impact of items of note on net income	$6	$-	$13	$-	$(80)	$(61)	$10
Impact of items of note on diluted EPS ($)						$(0.06)
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,280	$1,336	$648	$1,362	$76	$5,702	$477
Provision for credit losses – adjusted	123	46	248	19	2	438	183
Non-interest expenses – adjusted	1,268	673	336	664	286	3,227	248
Income (loss) before income taxes – adjusted	889	617	64	679	(212)	2,037	46
Income taxes – adjusted	246	165	(4)	182	(179)	410	(4)
Net income (loss) – adjusted	643	452	68	497	(33)	1,627	50
Net income attributable to non-controlling interests – adjusted	-	-	-	-	11	11	-
Net income (loss) attributable to equity shareholders – adjusted	643	452	68	497	(44)	1,616	50
Adjusted diluted EPS ($)						$1.70

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(3)

CIBC total results excludes a TEB adjustment of $64 million (2023: $62 million; 2022: $53 million) and $126 million for the six months ended 2023 (2022: $112 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

(4)

The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax will accrete over the remaining four-year payment period.

(5)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(6)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

CIBC Second Quarter 2023 News Release	3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
Non-interest expenses	1,290	665	380	650	1,477	4,462	283
Income (loss) before income taxes	812	640	228	841	(1,351)	1,170	170
Income taxes	223	171	27	229	88	738	20
Net income (loss)	589	469	201	612	(1,439)	432	150
Net income attributable to non-controlling interests	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders	589	469	201	612	(1,448)	423	150
Diluted EPS ($)						$0.39
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(16)	$-	$(3)	$(26)	$(12)
Increase in legal provisions	-	-	-	-	(1,169)	(1,169)	-
Impact of items of note on non-interest expenses	(7)	-	(16)	-	(1,172)	(1,195)	(12)
Total pre-tax impact of items of note on net income	7	-	16	-	1,172	1,195	12
Income taxes
Amortization of acquisition-related intangible assets	2	-	4	-	-	6	3
Increase in legal provisions	-	-	-	-	325	325	-
Income tax charge related to the 2022 Canadian Federal budget (4)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	2	-	4	-	(220)	(214)	3
Total after-tax impact of items of note on net income	$5	$-	$12	$-	$1,392	$1,409	$9
Impact of items of note on diluted EPS ($)						$1.55
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,260	$1,351	$706	$1,481	$129	$5,927	$526
Provision for (reversal of) credit losses – adjusted	158	46	98	(10)	3	295	73
Non-interest expenses – adjusted	1,283	665	364	650	305	3,267	271
Income (loss) before income taxes – adjusted	819	640	244	841	(179)	2,365	182
Income taxes – adjusted	225	171	31	229	(132)	524	23
Net income (loss) – adjusted	594	469	213	612	(47)	1,841	159
Net income attributable to non-controlling interests – adjusted	-	-	-	-	9	9	-
Net income (loss) attributable to equity shareholders – adjusted	594	469	213	612	(56)	1,832	159
Adjusted diluted EPS ($)						$1.94

See previous page for footnote references.

4	CIBC Second Quarter 2023 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (5)						$1.62
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	$(4)	$-	$-	$-	$-	$(4)	$-
Impact of items of note on revenue	(4)	-	-	-	-	(4)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	-	(17)	-	(3)	(24)	(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(16)	-	-	-	-	(16)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(20)	-	(17)	-	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	-	17	-	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	-	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	29	-	-	-	-	29	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	29	-	5	-	12	46	4
Total after-tax impact of items of note on net income	$81	$-	$12	$-	$36	$129	$10
Impact of items of note on diluted EPS ($) (5)						$0.15
Operating results – adjusted (2)
Total revenue – adjusted (3)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152
Adjusted diluted EPS ($) (5)						$1.77

See previous pages for footnote references.

CIBC Second Quarter 2023 News Release	5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,540	$2,687	$1,354	$2,843	$205	$11,629	$1,003
Provision for credit losses	281	92	346	9	5	733	256
Non-interest expenses	2,564	1,338	734	1,314	1,652	7,602	544
Income (loss) before income taxes	1,695	1,257	274	1,520	(1,452)	3,294	203
Income taxes	469	336	18	411	(60)	1,174	13
Net income (loss)	1,226	921	256	1,109	(1,392)	2,120	190
Net income attributable to non-controlling interests	-	-	-	-	20	20	-
Net income (loss) attributable to equity shareholders	1,226	921	256	1,109	(1,412)	2,100	190
Diluted EPS ($)						$2.15
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(13)	$-	$(34)	$-	$(6)	$(53)	$(25)
Increase in legal provisions	-	-	-	-	(1,055)	(1,055)	-
Impact of items of note on non-interest expenses	(13)	-	(34)	-	(1,061)	(1,108)	(25)
Total pre-tax impact of items of note on net income	13	-	34	-	1,061	1,108	25
Income taxes
Amortization of acquisition-related intangible assets	2	-	9	-	1	12	6
Increase in legal provisions	-	-	-	-	293	293	-
Income tax charge related to the 2022 Canadian Federal budget (4)	-	-	-	-	(545)	(545)	-
Impact of items of note on income taxes	2	-	9	-	(251)	(240)	6
Total after-tax impact of items of note on net income	$11	$-	$25	$-	$1,312	$1,348	$19
Impact of items of note on diluted EPS ($)						$1.48
Operating results – adjusted (2)
Total revenue – adjusted (3)	$4,540	$2,687	$1,354	$2,843	$205	$11,629	$1,003
Provision for credit losses – adjusted	281	92	346	9	5	733	256
Non-interest expenses – adjusted	2,551	1,338	700	1,314	591	6,494	519
Income (loss) before income taxes – adjusted	1,708	1,257	308	1,520	(391)	4,402	228
Income taxes – adjusted	471	336	27	411	(311)	934	19
Net income (loss) – adjusted	1,237	921	281	1,109	(80)	3,468	209
Net income attributable to non-controlling interests – adjusted	-	-	-	-	20	20	-
Net income (loss) attributable to equity shareholders – adjusted	1,237	921	281	1,109	(100)	3,448	209
Adjusted diluted EPS ($)						$3.63

See previous pages for footnote references.

6	CIBC Second Quarter 2023 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the six months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$4,326	$2,600	$1,200	$2,620	$128	$10,874	$946
Provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
Non-interest expenses	2,349	1,328	638	1,188	634	6,137	503
Income (loss) before income taxes	1,606	1,280	479	1,484	(490)	4,359	378
Income taxes	423	338	73	401	(268)	967	58
Net income (loss)	1,183	942	406	1,083	(222)	3,392	320
Net income attributable to non-controlling interests	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders	1,183	942	406	1,083	(232)	3,382	320
Diluted EPS ($) (5)						$3.64
Impact of items of note (1)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	$(4)	$-	$-	$-	$-	$(4)	$-
Impact of items of note on revenue	(4)	-	-	-	-	(4)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	-	(34)	-	(6)	(44)	(27)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	(29)	-	-	-	-	(29)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(33)	-	(34)	-	(51)	(118)	(27)
Total pre-tax impact of items of note on net income	123	-	34	-	51	208	27
Income taxes
Amortization of acquisition-related intangible assets	-	-	9	-	1	10	7
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (6)	32	-	-	-	-	32	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	32	-	9	-	13	54	7
Total after-tax impact of items of note on net income	$91	$-	$25	$-	$38	$154	$20
Impact of items of note on diluted EPS ($) (5)						$0.17
Operating results – adjusted (2)
Total revenue – adjusted (3)	$4,322	$2,600	$1,200	$2,620	$128	$10,870	$946
Provision for (reversal of) credit losses – adjusted	277	(8)	83	(52)	(16)	284	65
Non-interest expenses – adjusted	2,316	1,328	604	1,188	583	6,019	476
Income (loss) before income taxes – adjusted	1,729	1,280	513	1,484	(439)	4,567	405
Income taxes – adjusted	455	338	82	401	(255)	1,021	65
Net income (loss) – adjusted	1,274	942	431	1,083	(184)	3,546	340
Net income attributable to non-controlling interests – adjusted	-	-	-	-	10	10	-
Net income (loss) attributable to equity shareholders – adjusted	1,274	942	431	1,083	(194)	3,536	340
Adjusted diluted EPS ($) (5)						$3.81

See previous pages for footnote references.

CIBC Second Quarter 2023 News Release	7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income	$637	$452	$55	$497	$47	$1,688	$40
Apr. 30	Add: provision for credit losses	123	46	248	19	2	438	183
	Add: income taxes	246	165	(9)	182	(148)	436	(7)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,006	663	294	698	(99)	2,562	216
	Pre-tax impact of items of note (2)	6	-	18	-	(111)	(87)	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,012	$663	$312	$698	$(210)	$2,475	$229
2023	Net income (loss)	$589	$469	$201	$612	$(1,439)	$432	$150
Jan. 31	Add: provision for (reversal of) credit losses	158	46	98	(10)	3	295	73
	Add: income taxes	223	171	27	229	88	738	20
	Pre-provision (reversal), pre-tax earnings (losses) (1)	970	686	326	831	(1,348)	1,465	243
	Pre-tax impact of items of note (2)	7	-	16	-	1,172	1,195	12
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$977	$686	$342	$831	$(176)	$2,660	$255
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2)(4)	16	-	17	-	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$962	$648	$288	$724	$(279)	$2,343	$228

$ millions, for the six months ended
2023	Net income (loss)	$1,226	$921	$256	$1,109	$(1,392)	$2,120	$190
Apr. 30	Add: provision for credit losses	281	92	346	9	5	733	256
	Add: income taxes	469	336	18	411	(60)	1,174	13
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,976	1,349	620	1,529	(1,447)	4,027	459
	Pre-tax impact of items of note (2)	13	-	34	-	1,061	1,108	25
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,989	$1,349	$654	$1,529	$(386)	$5,135	$484
2022	Net income (loss)	$1,183	$942	$406	$1,083	$(222)	$3,392	$320
Apr. 30	Add: provision for (reversal of) credit losses	371	(8)	83	(52)	(16)	378	65
	Add: income taxes	423	338	73	401	(268)	967	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,977	1,272	562	1,432	(506)	4,737	443
	Pre-tax impact of items of note (2)(4)	29	-	34	-	51	114	27
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,006	$1,272	$596	$1,432	$(455)	$4,851	$470

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

8	CIBC Second Quarter 2023 News Release

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:

•	Announced a $1.25 million gift to McGill University in support of the Sustainable Growth Initiative and its goal to contribute to a more sustainable society;
•	Donated $100,000 and opened the CIBC Foundation Relief Fund to support the Türkiye and Syria earthquake relief efforts; and
•

Announced financing of the 50th property under the CIBC Housing Initiative in the U.S. and will extend the program beyond its original US$10 million investment to continue its commitment to strengthening neighbourhoods through quality and affordable housing options.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2023 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, recent events in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine, the occurrence, continuance or intensification of public health emergencies, such as the impact of COVID-19, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2022 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Second Quarter 2023 News Release	9

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 6992806#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 6514906#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2023 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 4645396#) and French (514-861-2272 or 1-800-408-3053, passcode 7957917#) until 11:59 p.m. (ET) June 8, 2023. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com
Media Enquiries: Financial, business and trade media may contact:
Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10	CIBC Second Quarter 2023 News Release